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Exhibit 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2012 (U.S. dollars in millions)

        Brookfield Infrastructure Partners L.P. (the "partnership" and together with its subsidiary and operating entities "Brookfield Infrastructure") owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and freehold timberlands in North and South America, Australasia and Europe.

        Brookfield Asset Management Inc. ("Brookfield") has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as their Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	September 30, 2012	December 31, 2011
Assets
Cash and cash equivalents		$384	$153
Accounts receivable and other		302	215
Inventory		92	87
Financial assets		63	23

Current assets		841	478
Property, plant and equipment	4	5,268	4,073
Intangible assets	5	2,972	2,924
Standing timber	6	2,879	2,890
Investments in associates	7	1,666	1,400
Goodwill		607	591
Investment properties		200	194
Financial assets (non-current)		146	114
Other assets (non-current)		229	200
Deferred income tax assets		27	405

Total assets		$14,835	$13,269

Liabilities and partnership capital
Accounts payable and other		$462	$370
Non-recourse borrowings	8	977	145
Financial liabilities		143	11

Current liabilities		1,582	526
Corporate borrowings		92	—
Non-recourse borrowings (non-current)	8	4,550	4,740
Financial liabilities (non-current)		265	234
Other liabilities (non-current)		443	300
Deferred income tax liabilities		1,268	1,560
Preferred shares		20	20

Total liabilities		8,220	7,380
Partnership capital
Non-controlling interest		2,009	1,683
Limited partners' capital	11	4,038	3,539
General partner capital	11	19	19
Retained earnings		91	260
Reserves		458	388

Total partnership capital		6,615	5,889

Total liabilities and partnership capital		$14,835	$13,269

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		For the three month period ended September 30		For the nine month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2012	2011	2012	2011
Revenues		$482	$414	$1,426	$1,232
Direct operating costs		(268)	(232)	(779)	(669)
General and administrative expenses		(25)	(15)	(67)	(43)
Depreciation and amortization expense		(56)	(34)	(159)	(90)

		133	133	421	430
Interest expense		(96)	(85)	(287)	(250)
Share of earnings from investments in associates	7	40	14	9	38
Fair value adjustments		(1)	165	(19)	142
Other income (expense)		14	(4)	(35)	17

Income before income tax		90	223	89	377
Income tax recovery (expense)		5	(67)	22	(92)

Net income		95	156	111	285
Less: Net income attributable to non-controlling interests		(27)	(94)	(55)	(152)

Net income attributable to partnership		$68	$62	$56	$133

Net income per partnership unit		$0.35	$0.39	$0.30	$0.84
Calculation of Limited partners' interest in net income attributable to partnership:
Net income attributable to partnership		$68	$62	$56	$133
Less: General partner interest		(4)	(2)	(12)	(2)

Limited partners' interest in net income		64	60	44	131

Earnings per unit:
Basic and diluted earnings per unit attributable to:
Limited partners		$0.33	$0.38	$0.23	$0.84

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

	For the three month period ended September 30		For the nine month period ended September 30
US$ MILLIONS, UNAUDITED	2012	2011	2012	2011
Net income for the period	$95	$156	$111	$285

Other comprehensive income (loss):
Revaluation of property, plant and equipment	—	—	5	—
Foreign currency translation	94	(283)	116	(146)
Cash flow hedges	(17)	(69)	(34)	(74)
Net investment hedges	(6)	12	(7)	(32)
Available-for-sale securities	(1)	—	4	—
Other reserves(1)	—	—	(1)	—
Taxes on the above items	5	—	11	—
Investments in associates	(20)	(4)	(10)	(7)

	55	(344)	84	(259)

Comprehensive income (loss)	150	(188)	195	26

Attributable to:
Non-controlling interest	32	33	69	115
General partner	4	—	12	1
Limited partners	$114	$(221)	$114	$(90)

(1)
Other reserves relate to unrealized actuarial losses.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS
OF PARTNERSHIP CAPITAL

			Limited Partners										General Partner
			Reserves							Investments in Associates
US$ MILLIONS, UNAUDITED THREE MONTHS ENDED SEPTEMBER 30, 2012	Limited partners' capital	General partner capital	Retained earnings	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale securities	Other reserves(1)	Revaluation surplus	Hedges gains (losses)	Available- for-sale securities	Retained earnings	OCI	Non- controlling interest	Total partnership capital
Balance as of June 30, 2012	$3,541	$19	$99	$230	$138	$(73)	$(67)	$5	$10	$162	$1	$—	$3	$2	$1,994	$6,064

Net income	—	—	64	—	—	—	—	—	—	—	—	—	4	—	27	95
Other comprehensive income (loss)	—	—	—	—	87	(6)	(10)	(1)	—	(6)	(15)	1	—	—	5	55

Comprehensive income (loss)	—	—	64	—	87	(6)	(10)	(1)	—	(6)	(15)	1	4	—	32	150
Distributions to unitholders	—	—	(75)	—	—	—	—	—	—	—	—	—	(4)	—	—	(79)
Issuance of partnership units	497	—	—	—	—	—	—	—	—	—	—	—	—	—	—	497
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(17)	(17)

Balance as of September 30, 2012	$4,038	$19	$88	$230	$225	$(79)	$(77)	$4	$10	$156	$(14)	$1	$3	$2	$2,009	$6,615

(1)
Other reserves relate to unrealized actuarial gains.

			Limited Partners								General Partner
			Reserves						Investments in Associates
US$ MILLIONS, UNAUDITED THREE MONTHS ENDED SEPTEMBER 30, 2011	Limited partners' capital	General partner capital	Retained earnings	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedges losses	Retained earnings	OCI	Non- controlling interest	Total partnership capital
Balance as of June 30, 2011	$2,881	$19	$267	$6	$269	$(86)	$4	$11	$32	$(2)	$3	$1	$1,562	$4,967

Net income	—	—	60	—	—	—	—	—	—	—	2	—	94	156
Other comprehensive (loss) income	—	—	—	—	(242)	12	(47)	—	—	(4)	—	(2)	(61)	(344)

Comprehensive income (loss)	—	—	60	—	(242)	12	(47)	—	—	(4)	2	(2)	33	(188)
Distributions to unitholders	—	—	(55)	—	—	—	—	—	—	—	(2)	—	—	(57)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	29	29
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(58)	(58)

Balance as of September 30, 2011	$2,881	$19	$272	$6	$27	$(74)	$(43)	$11	$32	$(6)	$3	$(1)	$1,566	$4,693

(1)
Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS
OF PARTNERSHIP CAPITAL

			Limited Partners										General Partner
			Reserves							Investments in Associates
US$ MILLIONS, UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2012	Limited partners' capital	General partner capital	Retained earnings	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale securities	Other reserves(1)	Revaluation surplus	Hedges losses	Available- for-sale securities	Retained earnings	OCI	Non- controlling interest	Total partnership capital
Balance as of December 31, 2011	$3,539	$19	$257	$228	$120	$(72)	$(53)	$—	$10	$155	$(2)	$—	$3	$2	$1,683	$5,889

Net income	—	—	44	—	—	—	—	—	—	—	—	—	12	—	55	111
Other comprehensive income (loss)	—	—	—	2	105	(7)	(24)	4	—	1	(12)	1	—	—	14	84

Comprehensive income (loss)	—	—	44	2	105	(7)	(24)	4	—	1	(12)	1	12	—	69	195
Distributions to unitholders	—	—	(213)	—	—	—	—	—	—	—	—	—	(12)	—	—	(225)
Issuance of partnership units	499	—	—	—	—	—	—	—	—	—	—	—	—	—	—	499
Acquisition of interests (Note 3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	318	318
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(61)	(61)

Balance as of September 30, 2012	$4,038	$19	$88	$230	$225	$(79)	$(77)	$4	$10	$156	$(14)	$1	$3	$2	$2,009	$6,615

(1)
Other reserves relate to unrealized actuarial gains.

			Limited Partners								General Partner
			Reserves						Investments in Associates
US$ MILLIONS, UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2011	Limited partners' capital	General partner capital	Retained earnings	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedges gains (losses)	Retained earnings	OCI	Non- controlling interest	Total partnership capital
Balance as of December 31, 2010	$2,881	$19	$293	$6	$155	$(42)	$11	$11	$32	$1	$4	$—	$1,552	$4,923

Net income	—	—	131	—	—	—	—	—	—	—	2	—	152	285
Other comprehensive (loss) income	—	—	—	—	(128)	(32)	(54)	—	—	(7)	—	(1)	(37)	(259)

Comprehensive income (loss)	—	—	131	—	(128)	(32)	(54)	—	—	(7)	2	(1)	115	26
Distributions to unitholders	—	—	(152)	—	—	—	—	—	—	—	(3)	—	—	(155)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	29	29
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(130)	(130)

Balance as of September 30, 2011	$2,881	$19	$272	$6	$27	$(74)	$(43)	$11	$32	$(6)	$3	$(1)	$1,566	$4,693

(1)
Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS
OF CASH FLOWS

		For the three month period ended September 30		For the nine month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2012	2011	2012	2011
Operating Activities
Net income		$95	$156	$111	$285
Adjusted for the following items:
(Earnings) losses from investments in associates, net of distributions received	7	(35)	(7)	19	(15)
Depreciation and amortization expense		56	34	159	90
Fair value adjustments		1	(165)	19	(142)
Provisions and other items		14	(4)	62	(21)
Deferred tax (recovery) expense		(10)	68	(36)	91
Change in non-cash working capital, net		31	(16)	60	22

Cash from operating activities		152	66	394	310

Investing Activities
Acquisition of subsidiaries, net of cash acquired		—	(7)	(25)	(7)
Investment in associates	7	(24)	—	(235)	(13)
Additions to long lived assets, net of disposals		(168)	(128)	(510)	(343)
Sale (purchase) of financial assets		31	—	(49)	—
Settlement of foreign exchange contracts, net		4	(29)	15	(65)

Cash used by investing activities		(157)	(164)	(804)	(428)

Financing Activities
Distribution to unitholders		(79)	(57)	(225)	(155)
Corporate borrowings		(285)	95	92	294
Subsidiary borrowings		115	51	337	108
Partnership units issued		497	—	499	—
Subsidiary distributions to non-controlling interest		(17)	(58)	(61)	(130)

Cash from financing activities		231	31	642	117

Cash and cash equivalents
Change during the period		226	(67)	232	(1)
Impact of foreign exchange on cash		(1)	(10)	(1)	4
Balance, beginning of period		159	234	153	154

Balance, end of period		$384	$157	$384	$157

The accompanying notes are an integral part of these financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS

For the period of January 1, 2012 to September 30, 2012

1.     ORGANIZATION AND DESCRIPTION OF THE BUSINESS

  Brookfield Infrastructure Partners L.P. (the "partnership") owns and operates utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership's limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BIP" and "BIP.UN", respectively. The registered office is 73 Front Street, Hamilton, HM 12, Bermuda.

2.     SUMMARY OF ACCOUNTING POLICIES

  a)
  Statement of Compliance

    These interim condensed and consolidated financial statements of the partnership and its consolidated subsidiaries (together "Brookfield Infrastructure") have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and using the accounting policies Brookfield Infrastructure adopted in its consolidated and combined financial statements as of and for the year ended December 31, 2011. The accounting policies the partnership adopted in its financial statements as of and for the year ended December 31, 2011 are disclosed in Note 3 of Brookfield Infrastructure's annual consolidated and combined financial statements as of and for the year ended December 31, 2011, with which reference should be made to in reading these interim condensed and consolidated financial statements.

    These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on November 14, 2012.

  b)
  Future Changes in Accounting Policies

  i)
  Consolidated Financial Statements, Joint Arrangements and Disclosures

      In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements ("IFRS 10"), IFRS 11, Joint Arrangements ("IFRS 11"), IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"), and amended two standards: IAS 27, Separate Financial Statements ("IAS 27"), and IAS 28, Investments in Associates and Joint Ventures ("IAS 28"). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are also early adopted.

      IFRS 10 replaces IAS 27 and SIC-12, Consolidation — Special Purpose Entities ("SIC-12"). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor's returns. IFRS 10 requires continuous reassessment of changes in an investor's power over the investee and changes in the investor's exposure or rights to variable returns.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

2.     SUMMARY OF ACCOUNTING POLICIES (Continued)

      Brookfield Infrastructure is currently evaluating the impact of IFRS 10 and the amendments to IAS 27 on its condensed and consolidated financial statements.

      IFRS 11 supersedes IAS 31, Interests in Joint Ventures ("IAS 31") and SIC-13, Jointly Controlled Entities — Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28, Investments in Associates and Joint Ventures.

      IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Brookfield Infrastructure is currently evaluating the impact of IFRS 11 and the amendments to IAS 28 on its condensed and consolidated financial statements.

      IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity's conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. Brookfield Infrastructure is currently evaluating the impact of IFRS 12 on its condensed and consolidated financial statements.

    ii)
    Fair Value Measurements

      IFRS 13, Fair Value Measurement ("IFRS 13") establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7, Financial Instruments: Disclosures ("IFRS 7") will be extended by IFRS 13 to cover all assets and liabilities within its scope. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 13 on its condensed and consolidated financial statements.

    iii)
    Income taxes

      In December 2010, the IASB made amendments to IAS 12, Income Taxes ("IAS 12") that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property ("IAS 40"). The

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

2.     SUMMARY OF ACCOUNTING POLICIES (Continued)

      amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. Similar amendments have been made to introduce a presumption that non-depreciable property measured using the revaluation model in IAS 16, Property Plant and Equipment ("IAS 16") is recovered through sale. These amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012.

    iv)
    Presentation of Items of Other Comprehensive Income

      The amendments to lAS 1, Presentation of Financial Statements ("IAS 1") retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to lAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments to lAS 1 are effective for annual periods beginning on or after July 1, 2012. Brookfield Infrastructure is currently evaluating the impact of amendments to IAS 1 on its condensed and consolidated financial statements.

    v)
    Financial Instruments

      IFRS 9, Financial Instruments ("IFRS 9") is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued "Mandatory Effective Date of IFRS 9 and Transition Disclosures", which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, Financial Instruments: Disclosures. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its condensed and consolidated financial statements.

3.     ACQUISITION OF BUSINESS

  a)
  North American Gas Storage Business

    On April 25, 2012, Brookfield Infrastructure acquired a 22% interest in Warwick Gas Storage LP, its North American gas storage business, for consideration of $16 million through a Brookfield sponsored infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $1 million were expensed at the acquisition date.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

3.     ACQUISITION OF BUSINESS (Continued)

    The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

    Consideration transferred:

US$ MILLIONS
Cash	$16

Consideration	$16

    Fair value of assets and liabilities acquired as at April 25, 2012 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$2
Property, plant and equipment	126
Accounts payable and other	(3)
Non-recourse debt	(17)
Financial liabilities	(31)
Deferred income tax liability	(4)

Net assets acquired before non-controlling interest	$73

(1)
The fair values of the acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

    No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equalled its share of the fair value of the North American gas storage business.

    Brookfield Infrastructure's results from operations for the three and nine months ended September 30, 2012 include $7 million and $8 million of revenue, respectively and $1 million of net income for the three months ended September 30, 2012 and $1 million of net loss for the nine months ended September 30, 2012 from the North American gas storage business.

  b)
  Colombian Regulated Distribution Operation

    On January 27, 2012, Brookfield Infrastructure acquired a 17% interest in Empresa de Energia de Boyacá S.A., its Colombian regulated distribution operation, for consideration of $55 million through a Brookfield sponsored infrastructure fund, as a platform to build a broad based electricity business in Colombia. Concurrently, Brookfield Infrastructure entered into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $7 million were expensed at the acquisition date.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

3.     ACQUISITION OF BUSINESS (Continued)

    The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

    Consideration transferred:

US$ MILLIONS
Cash	$55

Consideration	$55

    Fair value of assets and liabilities acquired as at January 27, 2012 (provisional)(1):

US$ MILLIONS
Cash	$44
Property, plant and equipment	633
Accounts payable and other	(13)
Financial liabilities	(40)
Non-recourse borrowings	(172)
Deferred income tax liability	(152)

Net assets acquired before non-controlling interest, excluding goodwill	$300

(1)
The fair values of the acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

    The excess of the consideration transferred by Brookfield over its share of the fair value of the Colombian regulated distribution operations' net assets was recognized on the Statement of Financial Position as follows:

US$ MILLIONS
Consideration paid	$55
Consideration paid by non-controlling interest	261

Total consideration paid	316
Fair value of net assets acquired before non-controlling interest	(300)

Goodwill arising on acquisition	$16

    The goodwill recorded on acquisition represents the expected growth arising from its position as an incumbent in a fragmented electricity distribution industry in a region with emerging coal, steel and cement industries. None of the goodwill recognized is expected to be deductible for income tax purposes.

    Brookfield Infrastructure's results from operations for the three and nine months ended September 30, 2012, include $52 million and $138 million of revenue, respectively, and $2 million and $4 million of net income, respectively, from the Colombian regulated distribution operation.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

3.     ACQUISITION OF BUSINESS (Continued)

    Had the North American gas storage business and Colombian regulated distribution operation business combinations been effective January 1, 2012, the revenue of Brookfield Infrastructure from continuing operations would have been $1,448 million and the net income attributable to the partnership would have been $57 million for the nine months ended September 30, 2012. Brookfield Infrastructure considers these pro-forma numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods. In determining the pro-forma revenue and net income attributable to the partnership, management has:

    •
    Calculated depreciation of property, plant and equipment acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements;

    •
    Based borrowing costs on the funding levels, credit ratings and debt/equity position of Brookfield Infrastructure after the business combination; and

    •
    Excluded transaction deal costs of the acquiree as a one-off pre-acquisition transaction.

4.     PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport & Energy Assets	Timberland Assets	Total Assets
Gross carrying amount:
Balance at January 1, 2011	$765	$1,860	$560	$3,185
Additions (disposals)	94	455	(2)	547
Reclassified from held for sale	151	—	—	151
Revaluation adjustments	13	241	19	273
Net foreign currency exchange differences	(27)	1	(7)	(33)

Balance at December 31, 2011	996	2,557	570	4,123
Additions	73	415	7	495
Acquisition through business combination (Note 3)	633	126	—	759
Net foreign currency exchange differences	42	37	—	79

Balance at September 30, 2012	$1,744	$3,135	$577	$5,456

Accumulated depreciation:
Balance at January 1, 2011	$(31)	$(18)	$(5)	$(54)
Depreciation expense	(27)	(63)	(2)	(92)
Revaluation adjustments	35	35	—	70
Net foreign currency exchange differences	21	3	2	26

Balance at December 31, 2011	(2)	(43)	(5)	(50)
Depreciation expense	(53)	(82)	(1)	(136)
Net foreign exchange differences	(1)	(1)	—	(2)

Balance at September 30, 2012	$(56)	$(126)	$(6)	$(188)

Net book value:
December 31, 2011	$994	$2,514	$565	$4,073

September 30, 2012	$1,688	$3,009	$571	$5,268

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

5.     INTANGIBLE ASSETS

US$ MILLIONS	Conservancy Right(1)	Concession Arrangements(2)	Total
Gross carrying amount:
Balance at January 1, 2011	$332	$2,575	$2,907
Additions	—	20	20
Reclassified from held for sale	—	37	37
Net foreign exchange differences	(2)	(7)	(9)

Balance at December 31, 2011	330	2,625	2,955
Additions	—	15	15
Net foreign exchange differences	14	44	58

Balance at September 30, 2012	$344	$2,684	$3,028

Accumulated amortization:
Balance at January 1, 2011	$—	$(4)	$(4)
Amortization expense	—	(28)	(28)
Net foreign exchange differences	—	1	1

Balance at December 31, 2011	—	(31)	(31)
Amortization expense	—	(23)	(23)
Net foreign exchange differences	—	(2)	(2)

Balance at September 30, 2012	$—	$(56)	$(56)

Net book value:
December 31, 2011	$330	$2,594	$2,924

September 30, 2012	$344	$2,628	$2,972

(1)
The conservancy right was acquired principally as part of the acquisition of Brookfield Infrastructure's UK port operation in 2009 and was recorded at its fair value. The conservancy asset recognized is not amortized as it is a right in perpetuity with an indefinite life, but is subject to an annual impairment review.

(2)
Concession arrangements primarily consist of the service concession arrangement at Brookfield Infrastructure's Australian coal terminal operation. The service concession is awarded by governmental authorities in that jurisdiction and it allows for the use and operation of the Australian coal terminal. The terms and conditions of access to the Australian coal terminal's services, including tariffs that can be charged to the users, are regulated by the Queensland Competition Authority. Brookfield Infrastructure's Australian coal terminal operation has Standard Access Agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value, and therefore revenue is not impacted by actual throughput. The concession arrangement has an expiration date of 2051 and an option to extend the arrangement. The arrangement is being amortized over its useful life, with the expense recognized in the Statements of Operating Results.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

6.     STANDING TIMBER

US$ MILLIONS	Total
Gross carrying amount:
Balance at January 1, 2011	$2,578
Gain arising from growth	186
Decrease resulting from harvest	(201)
Fair value adjustment	324
Other	3

Balance at December 31, 2011	2,890
Gain arising from growth	109
Decrease resulting from harvest	(128)
Other	8

Balance at September 30, 2012	$2,879

7.     INVESTMENTS IN ASSOCIATES

  The following table represents the reconciliation of movement in the partnership's investments in associates:

	As of
US$ MILLIONS	September 30, 2012	December 31, 2011
Non-current:
Investments in associates	$1,666	$1,400

Balance at January 1	$1,400	$1,089
Share of earnings for the period	9	76
Foreign currency translation	60	(50)
Share of other reserves for the period	(10)	120
Additions	235	196
Distributions	(28)	(31)

Ending balance	$1,666	$1,400

  Brookfield Infrastructure injected approximately $200 million of equity into the North American gas transmission operation to repay holding company debt.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

7.     INVESTMENTS IN ASSOCIATES (Continued)

  The following table represents the carrying value of the partnership's investments in associates:

	As of
US$ MILLIONS	September 30, 2012	December 31, 2011
North American gas transmission operation	$606	$395
South American transmission operation	395	373
Australasian energy distribution operation	314	296
South American toll road operation	172	159
European port operation	157	142
Other associates	22	35

	$1,666	$1,400

  SUMMARISED FINANCIAL INFORMATION OF INVESTMENTS IN ASSOCIATES

  The following table summarizes the aggregate balances of investments in associates:

	As of
US$ MILLIONS	September 30, 2012	December 31, 2011
Financial position:
Total assets	$19,930	$18,717
Total liabilities	(13,886)	(13,564)

Net assets	$6,044	$5,153

	Three months ended September 30
US$ MILLIONS	2012	2011
Financial performance:
Total revenue	$590	$564
Total income for the period	130	75
Brookfield Infrastructure's share of associates' net income	$40	$14

	Nine months ended September 30
US$ MILLIONS	2012	2011
Financial performance:
Total revenue	$1,762	$1,705
Total income for the period	45	149
Brookfield Infrastructure's share of associates' net income	$9	$38

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

8.     NON-RECOURSE BORROWINGS

	As of
US$ MILLIONS	September 30, 2012	December 31, 2011
Current	$977	$145
Non-current	4,550	4,740

Total	$5,527	$4,885

  On acquisition of the Colombian regulated distribution and North American gas storage businesses, Brookfield Infrastructure acquired $172 million and $17 million of non-recourse borrowings, respectively.

  Borrowings of $337 million for the nine months ended September 30, 2012 were made to fund capital expenditures, primarily at our Australian railroad.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

9.     SEGMENTED INFORMATION

  IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions are funds from operations ("FFO") and earnings before interest, tax, depreciation and amortization ("EBITDA"), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest and other non-cash items. EBITDA is calculated as FFO excluding the impact of interest, taxes and other cash items.

	Utilities		Transport and Energy		Timber
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012 US$ MILLIONS
	100%	Brookfield Infrastructure's Share	100%	Brookfield Infrastructure's Share	100%	Brookfield Infrastructure's Share	Corporate	Total(1)
Revenues	$421	$197	$478	$244	$107	$32	$—
Costs attributed to revenues	(162)	(78)	(301)	(151)	(78)	(22)	(25)

EBITDA	259	119	177	93	29	10	(25)
Other income	9	2	6	3	3	—	6
Interest expense	(81)	(40)	(91)	(41)	(21)	(7)	(4)
Cash taxes	(4)	(1)	(2)	(1)	(1)	—	(1)

FFO	183	80	90	54	10	3	(24)
Depreciation and amortization	(76)	(28)	(77)	(41)	(1)	—	—
Unrealized (losses) on derivative instruments	—	—	(5)	(2)	—	—	(5)
Deferred taxes and other items	(23)	(14)	89	26	(1)	—	19

Net income (loss) attributable to partnership	$84	$38	$97	$37	$8	$3	$(10)	$68

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

9.     SEGMENTED INFORMATION (Continued)

	Utilities		Transport and Energy		Timber
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2012 US$ MILLIONS
	100%	Brookfield Infrastructure's Share	100%	Brookfield Infrastructure's Share	100%	Brookfield Infrastructure's Share	Corporate	Total(1)
Revenues	$1,193	$557	$1,464	$744	$351	$104	$—
Costs attributed to revenues	(451)	(219)	(897)	(453)	(241)	(69)	(67)

EBITDA	742	338	567	291	110	35	(67)
Other income	16	5	11	6	5	1	12
Interest expense	(236)	(118)	(285)	(124)	(63)	(21)	(16)
Cash taxes	(10)	(2)	(7)	(4)	(3)	—	(4)

FFO	512	223	286	169	49	15	(75)
Depreciation and amortization	(235)	(87)	(229)	(122)	(1)	—	—
Fair value adjustments	—	—	(2)	(2)	(16)	(3)	—
Unrealized (losses) on derivative instruments	(19)	(9)	(89)	(18)	—	—	(21)
Deferred taxes and other items	(92)	(29)	41	4	(19)	(17)	28

Net income (loss) attributable to partnership	$166	$98	$7	$31	$13	$(5)	$(68)	$56

(1)
The above tables present Brookfield Infrastructure's results from operations on a proportionate basis. As Brookfield Infrastructure has a number of investments that are accounted for using the equity method of accounting, a significant portion of Brookfield Infrastructure's operating results are presented in one line on the Statements of Operating Results. The above tables present the detailed components making up net income for investments accounted for using the consolidation and equity methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statements of Operating Results.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

9.     SEGMENTED INFORMATION (Continued)

	Utilities		Transport and Energy		Timber
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011 US$ MILLIONS
	100%	Brookfield Infrastructure's Share	100%	Brookfield Infrastructure's Share	100%	Brookfield Infrastructure's Share	Corporate	Total(1)
Revenues	$340	$176	$456	$228	$110	$37	$—
Costs attributed to revenues	(115)	(63)	(294)	(149)	(75)	(25)	(15)

EBITDA	225	113	162	79	35	12	(15)
Other income (expense)	2	1	—	—	(1)	—	(2)
Interest expense	(66)	(37)	(86)	(39)	(21)	(7)	(6)
Cash taxes	—	—	(3)	(1)	1	—	(1)

FFO	161	77	73	39	14	5	(24)
Depreciation and amortization	(56)	(26)	(53)	(27)	—	—	—
Fair value adjustments	(5)	(5)	—	—	165	48	—
Unrealized gains (losses) on derivative instruments	1	—	(6)	(2)	—	—	1
Deferred taxes and other items	25	10	1	(1)	(70)	(21)	(12)

Net income (loss) attributable to partnership	$126	$56	$15	$9	$109	$32	$(35)	$62

	Utilities		Transport and Energy		Timber
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011 US$ MILLIONS
	100%	Brookfield Infrastructure's Share	100%	Brookfield Infrastructure's Share	100%	Brookfield Infrastructure's Share	Corporate	Total(1)
Revenues	$941	$479	$1,414	$714	$374	$120	$—
Costs attributed to revenues	(302)	(167)	(929)	(473)	(225)	(71)	(43)

EBITDA	639	312	485	241	149	49	(43)
Other income	7	3	3	—	4	1	3
Interest expense	(209)	(112)	(254)	(116)	(63)	(21)	(17)
Cash taxes	(2)	1	(6)	(2)	(1)	(1)	(1)

FFO	435	204	228	123	89	28	(58)
Depreciation and amortization	(159)	(71)	(168)	(83)	—	—	—
Fair value adjustments	(5)	(5)	—	—	142	40	—
Unrealized (losses) gains on derivative instruments	(13)	(2)	(9)	(3)	—	—	1
Deferred taxes and other items	(40)	(19)	51	14	(75)	(23)	(13)

Net income (loss) attributable to partnership	$218	$107	$102	$51	$156	$45	$(70)	$133

(1)
The above tables present Brookfield Infrastructure's results from operations on a proportionate basis. As Brookfield Infrastructure has a number of investments that are accounted for using the equity method of accounting, a significant portion of Brookfield Infrastructure's operating results are presented in one line on the Statements of Operating Results. The above tables present the detailed components making up net income for investments accounted for using the consolidation and equity methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statements of Operating Results.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

9.     SEGMENTED INFORMATION (Continued)

  Segment assets

  For the purposes of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure's Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

  The following is an analysis of Brookfield Infrastructure's assets by reportable operating segment:

SEPTEMBER 30, 2012 US$ MILLIONS	Utilities	Transport & Energy	Timber	Corporate	Total
Segment assets	$5,541	$4,786	$4,208	$300	$14,835

DECEMBER 30, 2011 US$ MILLIONS	Utilities	Transport & Energy	Timber	Corporate	Total
Segment assets	$4,760	$3,959	$4,220	$330	$13,269

10.   SUBSIDIARY PUBLIC ISSUERS

  In June 2012, wholly-owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd, Brookfield Infrastructure Finance Limited, and Brookfield Infrastructure Preferred Equity Inc. (collectively, the "Issuers"), registered with securities commissions for the distribution of debt securities or Class A preference shares. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$750 million (or the equivalent in other currencies). The debt securities or preference shares would be unconditionally guaranteed by Brookfield Infrastructure. No debt securities or preference shares were issued as of September 30, 2012.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

10.   SUBSIDIARY PUBLIC ISSUERS (Continued)

  The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012	Brookfield Infrastructure(1)	The Issuers	Subsidiaries of the Partnership other than the Issuers(2)	Consolidating adjustments(3)	Brookfield Infrastructure consolidated
Revenue	$—	$—	$482	$—	$482
Net income attributable to Partnership	46	—	251	(229)	68

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012
Revenue	$—	$—	$1,426	$—	$1,426
Net income attributable to Partnership	32	—	549	(525)	56

AS OF SEPTEMBER 30, 2012
Current assets	$—	$—	$841	$—	$841
Long-term assets	3,297	—	13,994	(3,297)	13,994
Current liabilities	—	—	1,582	—	1,582
Long-term liabilities	—	—	8,629	(1,991)	6,638
Non-controlling interests	—	—	2,009	—	2,009

(1)
Includes investments in all subsidiaries of the Partnership under the equity method.

(2)
Includes investments in all subsidiaries of the Partnership other than the Issuers on a consolidated basis.

(3)
Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

10.   SUBSIDIARY PUBLIC ISSUERS (Continued)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2011	Brookfield Infrastructure(1)	The Issuers	Subsidiaries of the Partnership other than the Issuers(2)	Consolidating adjustments(3)	Brookfield Infrastructure consolidated
Revenue	$—	$—	$414	$—	$414
Net income attributable to Partnership	44	—	79	(61)	62

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011
Revenue	$—	$—	$1,232	$—	$1,232
Net income attributable to Partnership	96	—	349	(312)	133

AS OF DECEMBER 31, 2011
Current assets	$—	$—	$478	$—	$478
Long-term assets	3,007	—	12,791	(3,007)	12,791
Current liabilities	—	—	526	—	526
Long-term liabilities	—	—	8,271	(1,417)	6,854
Non-controlling interests	—	—	1,683	—	1,683

(1)
Includes investments in all subsidiaries of the Partnership under the equity method.

(2)
Includes investments in all subsidiaries of the Partnership other than the Issuers on a consolidated basis.

(3)
Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

11.   PARTNERSHIP CAPITAL

	General Partnership units		Limited Partnership units		Total
	As of		As of		As of
MILLIONS	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Authorized to issue
On issue at January 1	1.1	1.1	184.0	156.3	185.1	157.4
Issued for cash	—	—	15.7	27.7	15.7	27.7

Ending balance	1.1	1.1	199.7	184.0	200.8	185.1

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

11.   PARTNERSHIP CAPITAL (Continued)

  The weighted average number of general partnership units outstanding for the period ended September 30, 2012 was 1.1 million (2011: 1.1 million). The weighted average number of limited partnership units outstanding for the period ended September 30, 2012 was 193.7 million (2011: 156.3 million).

	General Partner		Limited Partners'		Total
	As of		As of		As of
US$ MILLIONS	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Opening balance	$19	$19	$3,539	$2,881	$3,558	$2,900
Share issuance	—	—	499	658	499	658

Ending balance	$19	$19	$4,038	$3,539	$4,057	$3,558

  In September 2010, we implemented a distribution reinvestment plan (the "Plan") that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for the units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three and nine months ended September 30, 2012, the partnership issued less than 0.1 million units for proceeds of less than $1 million and less than 0.1 million units for proceeds of $2 million, respectively, under the Plan (less than 0.1 million units for proceeds of less than $1 million issued during the three and nine months ended September 30, 2011).

12.   DISTRIBUTIONS

  For the three and nine months ended September 30, 2012 distributions to partnership unitholders were $75 million or $0.375 per partnership unit and $213 million or $1.13 per partnership unit, respectively ($55 million or $0.35 per unit and $153 million or $0.97 per unit for the three and nine months ended September 30, 2011, respectively).

  Additionally, incentive distributions were made to the general partner of $4 million and $12 million for the three and nine months ended September 30, 2012, respectively ($2 million for the three and nine months ended September 30, 2011).

13.   RELATED PARTY TRANSACTIONS

  In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

  The immediate parent of Brookfield Infrastructure is the general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiaries and operating entities.

  a)
  Transactions with the immediate parent

    Throughout the period, the immediate parent company, in its capacity as the partnership's general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and nine months ended September 30, 2012 (less than $1 million during the three and nine months ended September 30, 2011). As at September 30, 2012, Brookfield Infrastructure has a

NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

For the period of January 1, 2012 to September 30, 2012

13.   RELATED PARTY TRANSACTIONS (Continued)

    $22 million payable with its external managers relating to management fees (December 31, 2011 — $15 million).

  b)
  Transactions with other related parties

    Brookfield Infrastructure has a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

    Pursuant to the master services agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to its external managers equal to 0.3125% per quarter of the market value of the partnership. The base management fee was $23 million and $61 million, respectively, for the three and nine months ended September 30, 2012 ($13 million and $37 million, respectively, for the three and nine months ended September 30, 2011).

    During the three and nine months ended September 30, 2012, $2 million and $6 million, respectively, was reimbursed to a related party (2011: $2 million and $7 million, respectively). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

14.   SUBSEQUENT EVENTS

  a)
  Chilean Toll Road

    Subsequent to period end, Brookfield Infrastructure acquired an additional 26% stake in the Chilean Toll Road for $170 million, bringing Brookfield Infrastructure's total ownership interest to 51%. Concurrently, Brookfield Infrastructure entered into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate this entity.

  b)
  Medium-term Note Issuance

    Subsequent to period end, wholly-owned subsidiaries of Brookfield Infrastructure executed a $400 million, five-year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%.

  c)
  North American District Heating and Cooling Business

    Subsequent to period end, Brookfield Infrastructure acquired a 25% stake in a North American district heating and cooling business through a Brookfield sponsored infrastructure fund for $76 million. Concurrently, Brookfield Infrastructure entered into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate this entity.

  d)
  South American transmission operation

    Subsequent to period end, Brookfield Infrastructure initiated a process to acquire an additional 10% stake in its South American transmission operation from Brookfield for $235 million, which would increase Brookfield Infrastructure's total ownership to 28%.

 MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter Ended September 30, 2012

INTRODUCTION

        This Management's Discussion and Analysis (MD&A) should be read in conjunction with Brookfield Infrastructure Partners L.P.'s (the Partnership and together with its subsidiary and operating entities, Brookfield Infrastructure) most recently issued Form 20-F. Additional information, including Brookfield Infrastructure's Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR's website at www.sedar.com and on EDGAR's website at www.sec.gov/edgar.shtml.

Business Overview

        Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities businesses, transport and energy businesses and timber assets in North and South America, Australasia and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management (Brookfield) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

        We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. We intend to generate this return from the in-place cash flow of our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our FFO per unit, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. For our business as a whole, a key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures divided by invested capital (see Reconciliation of Non-IFRS Financial Measures for more detail), which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. See Operating Platforms for more detail.

Distribution Policy

        Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

        In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth. On the strength of our financial performance, our quarterly distribution was increased by 7% to $0.375 per unit in February 2012. This follows quarterly distribution increases of 13% in August 2011, 13% in February 2011, and 4% in February 2010.

Basis of Presentation

        Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, however does not control, using the equity method.

        For each operating platform — utilities, transport and energy and timber — this MD&A details Brookfield Infrastructure's proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership's overall performance.

OUR OPERATIONS

        Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 80% of our EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating platforms based on similarities in their underlying economic drivers.

        Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses that earn a return on their rate base	Regulated Terminal Electricity Transmission Regulated Distribution	Australasia North & South America Australasia, Europe & South America
Transport and Energy
Provide transportation, storage and handling services for energy, freight, bulk commodities and passengers	Railroad Ports Toll Road Energy Transmission, Distribution & Storage	Australasia Europe South America North America & Europe
Timber
Provide essential products for the global economy on a sustainable basis	Freehold Timberlands	North America

        Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on volume and the price achieved for the provision of these services. Our timber platform is comprised of freehold timberlands that provide inputs for a number of essential products for the global economy on a sustainable basis, including structural lumber.

OVERVIEW OF PERFORMANCE

        In this section we review our consolidated performance and financial position for the three and nine-month periods ended September 30, 2012. Further details on the key drivers of our operations and financial position are contained within the review of Operating Platforms.

        To measure performance, we focus on FFO and AFFO, among other measures. We also focus on EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other non-cash items and AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

Results of Operations

The following table summarizes the financial results of Brookfield Infrastructure.

	Three months ended September 30			Nine months ended September 30
MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	2012		2011	2012		2011
Key Metrics
Funds from operations (FFO)	$113		$97	$332		$297
Per unit FFO(1)	0.58		0.62	1.76		1.89
Distributions	0.38		0.35	1.13		0.97
Payout ratio(2)	65%		56%	64%		51%
Growth of per unit FFO(1)	(6%	)	19%	(7%	)	33%
Adjusted funds from operations (AFFO)(3)	80		76	259		229
AFFO yield(4)	8%		10%	9%		10%

(1)
Average units outstanding during the three and nine-month periods were 194.8 million and 188.4 million, respectively (2011: 157.4 million).

(2)
Payout ratio is defined as distributions to unitholders divided by FFO.

(3)
AFFO is defined as FFO less maintenance capital expenditures.

(4)
AFFO yield is defined as AFFO divided by average time weighted invested capital.

For the three-month period ended September 30, 2012, our results reflected a strong performance from our utilities and transport and energy platforms, offset by softer performance from our timber business. Our FFO was $113 million, or $0.58 per unit, compared to $97 million, or $0.62 per unit, in the same period last year. Per unit FFO was 6% lower than the prior year, due to the impact of two equity issuances completed in October 2011 and August 2012 for a total of approximately $1.2 billion. A portion of the proceeds from these offerings was used to fund the expansion of our Australian railroad, which has begun to produce cashflows, but has not yet ramped up to its full run-rate level. The remaining proceeds will be used to fund new investments that are scheduled to close in the fourth quarter. For the quarter, our maintenance capital expenditures were $33 million, which exceeds our estimated quarterly sustainable level of $22 million to $26 million, due to the timing of certain projects at our railroad and North American energy transmission operations. On an average invested capital base of $3,912 million, we generated an AFFO yield of 8%. Our quarterly distribution of $0.38 per unit implied a payout ratio of 65% of our FFO for the quarter, which was at the mid-point of our targeted range of 60% to 70%.

	Three months ended September 30		Nine months ended September 30
MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	2012	2011	2012	2011
Summary Statements of Operating Results
Revenues	$482	$414	$1,426	$1,232
Direct operating expenses	(268)	(232)	(779)	(669)
General and administrative expenses	(25)	(15)	(67)	(43)
Interest expense — corporate borrowings	(4)	(4)	(11)	(8)
Interest expense — non-recourse borrowings	(92)	(81)	(276)	(242)
Earnings from investments in associates	40	14	9	38
Net income	68	62	56	133
Net income per unit	0.35	0.39	0.30	0.84

        Brookfield Infrastructure reported net income of $68 million, or $0.35 per unit, for the quarter ended September 30, 2012, compared to net income of $62 million, or $0.39 per unit, in the third quarter of 2011. The increase was the result of higher FFO and the benefit of a deferred tax recovery due to the recognition of certain losses, partially offset by reduction in net income from valuation gains that were recognized in the prior year.

	As of
MILLIONS, UNAUDITED	September 30, 2012	December 31, 2011
Summary Statements of Financial Position
Cash and cash equivalents	$384	$153
Total assets	14,835	13,269
Corporate borrowings	92	—
Non-recourse borrowings	5,527	4,885
Non-controlling interest	2,009	1,683
Partnership capital	4,606	4,206

        As of September 30, 2012, we had $14,835 million in assets and $4,606 million in partnership capital compared to $13,269 million in assets and $4,206 million in partnership capital as of December 31, 2011.

        The increase in assets, compared to December 31, 2011, primarily reflected the acquisition of interests in our Colombian regulated distribution and North American gas storage businesses, which we consolidate, as well as the additional investment in our Australian railroad. The increase in partnership capital, compared to December 31, 2011, is primarily attributable to the recent equity issuance.

        Corporate borrowings increased to $92 million at September 30, 2012 compared to $nil as of December 31, 2011, primarily as we borrowed under our facility on September 30 to fund an additional investment in our Chilean toll roads, which closed in October. Our Consolidated Statement of Financial Position as of September 30, 2012 reflected $5,527 million of non-recourse borrowings compared to $4,885 million as of December 31, 2011. The increase in debt levels was primarily attributable to the acquisition of our Colombian regulated distribution business. As of September 30, 2012, our consolidated net debt-to-capitalization ratio decreased marginally to 44%, compared with 45% as of December 31, 2011, due to the equity issuance which was completed in August 2012.

SELECTED INCOME STATEMENT AND BALANCE SHEET INFORMATION

        The following tables present selected income statement and balance sheet information by operating platform on a proportionate basis:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Income Statement
Net income by segment
Utilities	$38	$56	$98	$107
Transport and energy	37	9	31	51
Timber	3	32	(5)	45
Corporate and other	(10)	(35)	(68)	(70)

Net income	$68	$62	$56	$133

EBITDA by segment
Utilities	$119	$113	$338	$312
Transport and energy	93	79	291	241
Timber	10	12	35	49
Corporate and other	(25)	(15)	(67)	(43)

EBITDA	$197	$189	$597	$559

FFO by segment
Utilities	$80	$77	$223	$204
Transport and energy	54	39	169	123
Timber	3	5	15	28
Corporate and other	(24)	(24)	(75)	(58)

Funds from operations (FFO)	$113	$97	$332	$297

	As of
MILLIONS, UNAUDITED	September 30, 2012	December 31, 2011
Balance Sheet
Total assets by segment
Utilities	$4,104	$3,787
Transport and energy	4,751	4,349
Timber	1,095	1,112
Corporate and other	49	55

Total assets	$9,999	$9,303

Net debt by segment
Utilities	$2,639	$2,463
Transport and energy	2,246	2,135
Timber	470	464
Corporate and other	38	35

Total net debt	$5,393	$5,097

Partnership capital by segment
Utilities	$1,465	$1,324
Transport and energy	2,505	2,214
Timber	625	648
Corporate and other	11	20

Total partnership capital	$4,606	$4,206

OPERATING PLATFORMS

        In this section, we review the results of our principal operating platforms: utilities, transport and energy and timber.

Utilities Operations

        Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually all of our utility platform's EBITDA is supported by regulated or contractual revenues.

        Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO yield.

        Our utilities platform is comprised of the following:

Regulated Terminal

  •
  One of the world's largest coal export terminals in Australia, with 85 mtpa of coal handling capacity

Electricity Transmission

  •
  Approximately 8,800 kilometres of transmission lines in North and South America

Regulated Distribution

  •
  Almost 1.5 million electricity and natural gas connections

Results of Operations

        The following table presents our proportionate share of our rate base and selected key metrics:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Rate base, start of period	$3,544	$3,474	$3,316	$3,182
Impact of mergers and acquisitions	—	—	82	—
Capital expenditures commissioned	30	59	97	142
Inflation and other indexation	25	26	139	93
Regulatory depreciation	(20)	(19)	(86)	(65)
Foreign exchange	60	(385)	91	(197)

Rate base, end of period	$3,639	$3,155	$3,639	$3,155

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Funds from operations (FFO)	$80	$77	$223	$204
Maintenance capital	(6)	(4)	(18)	(18)

Adjusted funds from operations (AFFO)	$74	$73	$205	$186

Return on rate base(1),(3)	12%	12%	12%	12%
AFFO yield(2),(3)	16%	19%	15%	15%

(1)
Return on rate base is EBITDA divided by time weighted average rate base.

(2)
AFFO yield is AFFO divided by time weighted average invested capital.

(3)
Return on rate base and AFFO yield exclude impact of connections revenue at our UK regulated distribution business.

        For the three months ended September 30, 2012, our utilities platform generated EBITDA and FFO of $119 million and $80 million, respectively, versus $113 million and $77 million, respectively, in the prior year. The increase in FFO was primarily attributable to greater connections revenue and additions to our rate base from the acquisition of our Colombian regulated distribution business, which closed in the first quarter of 2012. The impact of these positive variances was somewhat offset by non-recurring revenue received in the prior year at our regulated terminal operations. For the current period, our maintenance capital expenditures were $6 million, which was in-line with our estimated quarterly sustainable level. Our AFFO yield was 16% on an average invested capital base of $1,553 million, excluding the impact of connection revenues.

        The following table presents our utilities platform's proportionate share of financial results:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Revenue	$184	$165	$524	$445
Connection revenues	13	11	33	34
Cost attributable to revenues	(78)	(63)	(219)	(167)

EBITDA	119	113	338	312
Other income	1	1	3	4
Interest expense	(40)	(37)	(118)	(112)

Funds from operations (FFO)	80	77	223	204
Depreciation and amortization	(28)	(26)	(87)	(71)
Deferred taxes and other items	(14)	5	(38)	(26)

Net income	$38	$56	$98	$107

        The following table presents our proportionate EBITDA and FFO for each business in this operating platform:

	EBITDA				FFO
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011	2012	2011	2012	2011
Regulated Terminal	$45	$51	$135	$135	$25	$30	$75	$75
Electricity Transmission	24	21	70	63	18	16	53	48
Regulated Distribution	50	41	133	114	37	31	95	81

Total	$119	$113	$338	$312	$80	$77	$223	$204

        Our regulated terminal operation reported EBITDA and FFO of $45 million and $25 million, respectively, for the three months ended September 30, 2012 versus $51 million and $30 million, respectively, in the prior year. EBITDA and FFO declined as the impact of additional revenues from our increased rate base were more than offset by non-recurring revenues received in the prior year associated with additions to our rate base that were approved in that period.

        Our electricity transmission operations' EBITDA and FFO were $24 million and $18 million, respectively, for the quarter versus $21 million and $16 million, respectively, in the comparative period. EBITDA and FFO increased due to positive revenue indexation and benefits from investments in our rate base.

        Our regulated distribution operations generated EBITDA and FFO of $50 million and $37 million, respectively, for the three months ended September 30, 2012, versus $41 million and $31 million, respectively, in the comparative period. The current period benefitted from increased connections revenue as a result of strong installation activity, in addition to an increase in our rate base from the acquisition of our Colombian regulated distribution business, which closed in January of this year.

        Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts, which are a part of our interest rate hedging program. Depreciation and amortization increased to $28 million for the quarter compared to $26 million in the prior year, primarily due to additions to our regulated asset base. Deferred taxes and other items increased to $14 million for the quarter compared to a $5 million recovery in the prior year, as we benefitted from recognition of certain losses in that period.

Business Development and Outlook

        Within our utilities platform, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utilities platform, we expect to earn a return on rate base on incremental investments, which is consistent with our existing return on rate base.

        Our capital backlog is comprised of investments that will increase our rate base, for which we have not yet invested capital. It is defined as projects that have been awarded to us, as well as projects that have been filed with the regulator with anticipated expenditures within the next two years.

        The following table presents our proportionate share of our capital backlog:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Capital backlog, start of period	$299	$315	$284	$310
Additional capital project mandates	48	65	137	132
Less capital expenditures	(48)	(71)	(125)	(148)
Foreign exchange and other	5	(9)	8	6

Capital backlog, end of period	304	300	304	300
Construction work in progress	96	63	96	63

Total capital to be commissioned into rate base	$400	$363	$400	$363

        We finished the period with a capital backlog of $304 million, an increase of $20 million compared to December 31, 2011. The increase is attributable to capital project mandates won, primarily at our UK and Australasian regulated distribution and Chilean transmission operations. As at September 30, 2012, the biggest contributors to our capital backlog were our UK regulated distribution business, our Texas transmission system, our regulated terminal operation and our Chilean transmission system at $152 million, $46 million, $46 million and $29 million, respectively. In addition, our construction work in progress was $96 million at quarter end, a $28 million increase from December 31, 2011, primarily due to capital expenditures at our Texas transmission system. Construction work in progress represents capital that we have invested that will begin generating cash flow upon commencement of service when these investments will be added to our rate base. In total, we finished the quarter with $400 million of capital to be commissioned into our rate base.

        The construction of our Texas electricity transmission system, consisting of three lines and six substations, continues on schedule and budget. We have secured 100% of the right of way easements for the system, and construction is active on all three segments, with almost 50% of the towers for the first segment erected. In late August, we filed our initial rate case with the regulator. We remain on schedule to energize the lines in the first half of 2013.

        During the quarter, we closed the acquisition of a UK regulated distribution business and have made significant progress towards completing the recapitalization of the company. In September, Challenger Infrastructure Fund's unitholders approved the sale of its 85% interest. Subsequently, the minority shareholders exercised their right to sell their shares on the same terms, enabling us to acquire 100% of the business. In October, we also received clearance for the transaction from the UK Office of Fair Trading, and we are in the process of finalizing the documentation for financing arrangements with our bank group. We expect to complete the recapitalization before the end of November. Upon close of the transaction and the merger with our existing business, we will invest $510 million and more than double our installed base of gas and electricity connections to over one million. Furthermore, we will extend our multi-utility capability into high margin fibre-to-home and district heating offerings.

        Additionally, we initiated a process to acquire Brookfield Asset Management's interest in our Chilean transmission system. We recently received approval from the independent members of our Board of Directors to acquire the 10% interest for $235 million. With this transaction, we will increase our stake to 28% in one of our premier assets. Our system is the backbone electricity transmission system in Chile, serving 98% of the population of the country. With the economic growth in Chile, this business is well positioned to invest in upgrades and expansions to satisfy increased electricity demand. We expect to complete this transaction during the first quarter of 2013, subject to obtaining third party consents.

Transport and Energy Operations

        Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our energy transmission, railroad and toll road operations, as well as unregulated businesses, such as our ports. Transport and energy businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport and energy platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport and energy platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our transport and energy platform's EBITDA is supported by long-term contractual revenues.

        Our objectives for our transport and energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our EBITDA margin, as well as our AFFO yield.

        Our transport and energy platform is comprised of the following:

Railroad

  •
  Sole provider of access to railroad service in Southwestern Western Australia, with approximately 5,100 kilometres of tracks

Energy Transmission, Distribution and Storage

  •
  15,500 kilometres of natural gas transmission lines primarily in the U.S.

  •
  300 billion cubic feet of natural gas storage

Ports

  •
  30 terminals primarily in the UK and across Europe

Toll Road

  •
  Key artery in Santiago Chile's urban road network

Results of Operations

        The following table presents our proportionate share of the key metrics of our transport and energy platform:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Growth capital expenditures	$83	$85	$339	$239
EBITDA margin(1)	38%	35%	39%	34%
Funds from operations (FFO)	$54	$39	$169	$123
Maintenance capital	(26)	(16)	(53)	(47)

Adjusted funds from operations (AFFO)	$28	$23	$116	$76

AFFO yield(2)	6%	6%	8%	7%

(1)
EBITDA margin is EBITDA divided by revenues.

(2)
AFFO yield is AFFO divided by time weighted average invested capital.

        During the quarter, our transport and energy platform posted a significant increase in results with EBITDA and FFO of $93 million and $54 million, respectively, compared with $79 million and $39 million, respectively, in the prior year. The increase was driven primarily by a significant increase in FFO from our Australian railroad in the current period. For the quarter, maintenance capital expenditures were $26 million, which is above our estimated quarterly sustainable level of approximately $15 million to $18 million, due to timing of certain maintenance projects at our Australian railroad and North American energy transmission operations. After deducting maintenance capital expenditures, we generated an AFFO yield of 6% on an average invested capital base of $2,005 million, consistent with the prior year. We expect the AFFO yield in this platform to increase substantially once the expansion program at our Australian railroad is fully commissioned in the first half of 2013.

        The following table presents our transport and energy platform's proportionate share of financial results:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Revenues	$244	$228	$744	$714
Cost attributed to revenues	(151)	(149)	(453)	(473)

EBITDA	93	79	291	241
Other income (expenses)	2	(1)	2	(2)
Interest expense	(41)	(39)	(124)	(116)

Funds from operations (FFO)	54	39	169	123
Depreciation and amortization	(41)	(27)	(122)	(83)
Deferred taxes and other items	24	(3)	(16)	11

Net income	$37	$9	$31	$51

        The following table presents proportionate EBITDA and FFO for each business in this operating platform:

	EBITDA				FFO
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011	2012	2011	2012	2011
Railroad	$40	$23	$115	$71	$29	$12	$81	$39
Energy Transmission, Distribution and Storage	30	30	107	108	14	13	55	54
Ports	19	26	57	62	10	14	30	30
Toll Road	4	—	12	—	1	—	3	—

Total	$93	$79	$291	$241	$54	$39	$169	$123

        For the quarter, our Australian railroad reported EBITDA and FFO of $40 million and $29 million, respectively, versus $23 million and $12 million, respectively, in the comparative period. The increase in results was driven by revenue from four of our expansion projects, which were operational during the quarter, as well as increased grain volume due to a favourable harvest. Approximately 2.1 million tonnes (Mt) of iron ore was transported over these four expansion tasks during the quarter, compared with the expected run rate of 2.9 Mt per quarter. We expect to achieve run rate levels for these tasks by early 2013.

        For the three months ended September 30, 2012, our energy transmission and distribution operations reported EBITDA and FFO of $30 million and $14 million, respectively, largely consistent with $30 million and $13 million of EBITDA and FFO, respectively, in the comparative period.

        For the quarter, our port operations reported EBITDA and FFO of $19 million and $10 million, respectively, compared to EBITDA and FFO of $26 million and $14 million, respectively, in the comparative period. Current period FFO was lower than the prior year as the prior year benefitted from a one-time sign-on fee from an energy customer. Additionally, the current period was impacted by reduced volumes as a result of the economic slowdown in Europe, offset by a decrease in financing costs as we delevered some of our port operations.

        Non-cash expenses are primarily comprised of depreciation, amortization and deferred taxes. Depreciation and amortization increased to $41 million for the quarter compared to $27 million in the prior year period, primarily due to the revaluation of property plant and equipment at year end. Deferred taxes and other items increased to $24 million, primarily as a result of a deferred tax recovery recognized at our North American gas transmission business.

Business Development and Outlook

        In our transport and energy platform, we strive to increase the amount of goods that we can transport or handle in a capital efficient manner. Due to the economies of scale or strategic locations of our networks, we are often able to earn very attractive returns when we invest capital to expand our facilities to serve our customers' growth requirements.

        Our railroad's expansion program is comprised of five mining customer initiated projects which will increase our volume by approximately 22 Mtpa. Approximately 90% of minimum expected volumes under these projects will be subject to take-or-pay provisions, and revenues will be indexed to inflation. Upon commissioning of these expansion projects, we expect that the EBITDA of our railroad will increase by approximately A$150 million per annum, and our cash flow profile will be fundamentally transformed, with 60% of our railroad's revenues underpinned by take-or-pay provisions. To the extent that volumes exceed minimum expected levels, we will generate incremental EBITDA.

        As of September 30, 2012, five of these projects had commenced operations, with the fifth project, KML, commencing operations on October 4, 2012. This particular project, by far the largest of the expansion tasks, was completed two months ahead of schedule and below budget. By the end of the first quarter of next year, we expect that these five projects will be operating at their annualized run rate levels. The table below provides further detail on the expansion program's progress:

Project	Projected Volume	Status
Yilgarn iron ore project	4.4 mtpa	On-line
Extension Hill iron ore project	3.0 mtpa	On-line
Koolyanobbing iron ore mine expansion	2.2 mtpa	On-line
Worsley alumina expansion	2.0 mtpa	On-line
KML iron ore project	10.0 mtpa	On-line

        In October, we closed the acquisition of an additional interest in our Chilean toll road, increasing our ownership to approximately 50%. Furthermore, we continue to advance the acquisition of a 60% interest in the largest toll road operator in Brazil, in partnership with Abertis Infraestructuras and institutional investors. Upon closing, which we expect will be in December, we will own interests in 11 toll roads in Brazil and Chile. Our 3,200 km network will be diversified, with a balance of light and heavy vehicles and urban and interurban traffic. All concessions will benefit from projected increases in traffic and tolls that escalate with inflation. As one of the largest owner/operators of toll roads in the region, we will be well positioned to invest in additional expansions and upgrades on our system as well as add-on acquisitions and development opportunities in two of the highest growth countries in the region. We will be investing approximately $475 million into our South American toll roads platform in the fourth quarter.

        Also in October, we acquired an interest in a district energy system that serves commercial customers in downtown Toronto in partnership with institutional investors. This business generates very stable cash flow, with 93% of its revenue under long-term contracts with high quality counter-parties. We are particularly excited about the growth opportunities of this business in light of the large pipeline of prospective new customers that can be connected to our deep lake cooling system. We invested approximately $75 million for a 25% interest in this business.

Timber

        Our timber platform consists of 419,000 net acres of high-quality, freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high-value structural and appearance applications in domestic and export markets. In addition, our land holdings include approximately 12,000 net acres of higher and better use (HBU) lands, which may have greater value for real estate development or conservation. Our timberlands have an estimated deferred harvest volume of 2.8 million m(3). This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield (LRSY).

        The following table presents our proportionate share of selected statistics of our timberlands:

UNAUDITED	September 30, 2012	December 31, 2011
Timberlands (000's acres)	419	419
HBU lands (000's acres)	12	12
Long-run sustainable yield (LRSY) (millions m3 per annum)	1.6	1.6
Deferred harvest volume (millions m3)	2.8	2.9

        One of the key attributes of our timber platform is its operating flexibility, which allows us to optimize our harvest mix and harvest levels as well as the markets to which we sell in order to maximize value. We plan our annual harvest to produce the products that offer the most attractive margins in the context of current market conditions and freight costs to access those markets. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. Our objective for our timber platform is to maximize the total return on the capital that we invest in this business. Our performance can be measured by our harvest levels, EBITDA margin and AFFO yield.

Results of Operations

        The following table summarizes our proportionate share of harvest, sales and realized price by species for our timber operations:

	Three months ended September 30, 2012				Three months ended September 30, 2011
UNAUDITED	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	161	213	$89	$19	158	209	$96	$20
Whitewood	93	88	80	7	112	125	88	11
Other species	75	88	68	6	84	85	71	6

	329	389	$82	$32	354	419	$88	$37
HBU and other sales				—				—

Total				$32				$37

	Nine months ended September 30, 2012				Nine months ended September 30, 2011
UNAUDITED	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	645	706	$89	$63	679	743	$98	$73
Whitewood	255	295	78	23	298	320	91	29
Other species	241	258	70	18	228	235	72	17

	1,141	1,259	$83	$104	1,205	1,298	$92	$119
HBU and other sales				—				1

Total				$104				$120

        During the quarter, indicative prices for Douglas-fir and whitewood in the U.S. market were approximately 3% and 5%, respectively, lower than the prior year, as weaker demand from China and South Korea reduced tension in the domestic market. The Japanese Douglas-fir market weakened somewhat with average prices falling 7% from the previous year and 6% from the prior quarter. For the period, whitewood sold to China and Korea continued to offer a 20% premium over the U.S. market, and prices for Douglas-fir sold to China increased modestly, resulting in a 2% premium over the U.S. market.

        In the third quarter, we harvested at levels that were 7% below the third quarter of 2011 as our operations, particularly in the coastal region of British Columbia, were restricted by an unusually extended period of warm dry weather, which increased the risk of forest fires. Compared to the previous year, sales volumes of Douglas-fir and whitewood decreased 10%, while other sales volumes increased by 4%, primarily as a result of a strong cedar market. With relative fundamentals for Douglas-fir continuing to favour the domestic market, the proportion of our timber sold to off-shore markets declined to 36% from 48% in the prior year.

        The following table presents our proportionate share of select key metrics of our timber platform:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED, UNLESS OTHERWISE NOTED	2012	2011	2012	2011
Harvest (000's m3)	329	354	1,141	1,205
Harvest as % of LRSY	83%	89%	96%	101%
EBITDA margin(1)	31%	32%	34%	41%
Funds from operation (FFO)	$3	$5	$15	$28
Maintenance capital	(1)	(1)	(2)	(3)

Adjusted funds from operations (AFFO)	$2	$4	$13	$25

AFFO yield(2)	2%	4%	4%	7%

(1)
EBITDA divided by revenue, excluding HBU and other revenue.

(2)
AFFO divided by average time weighted invested capital.

        The following table presents our timber platform's proportionate share of financial results.

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Revenue	$32	$37	$104	$120
Cost attributed to revenues	(22)	(25)	(69)	(71)

EBITDA	10	12	35	49
Other income	—	—	1	—
Interest expense	(7)	(7)	(21)	(21)

Funds from operations (FFO)	3	5	15	28
Fair value adjustments	—	45	(3)	37
Deferred taxes and other items	—	(18)	(17)	(20)

Net income	$3	$32	$(5)	$45

        For the three months ended September 30, 2012, our timber operations' EBITDA and FFO totaled $10 million and $3 million, respectively, compared with $12 million and $5 million, respectively, in the prior year. Compared with the prior year, revenues declined by 14% as our average realized price and sales volume both decreased by 7%. Per unit harvest and delivery costs decreased by 4% versus the comparative period due to more favourable operating conditions. For the quarter, our EBITDA margin declined to 31% versus 32% in the prior year.

Business Development and Outlook

        Domestically, the U.S. housing market recovery is gaining momentum with average annualized housing starts climbing to 786,000 for the third quarter, a 28% increase over the prior year. Annualized housing starts for September reached their highest level since July 2008 at 872,000. We expect the housing sector to recover gradually to trend levels by 2014-2015, which should meaningfully improve our timber platform's operating results. Once pricing demonstrates sustained strength, we will elevate our harvest levels by approximately 20% over our LRSY.

        Despite cyclically low demand from the domestic housing sector, prices for timber in the Pacific Northwest region are showing relative strength as off-shore demand adds market tension for some products. In export markets, Japanese log prices expected to strengthen marginally from third quarter levels throughout the remainder of the year as housing starts increase modestly from 2011 levels and sawmills are indicating stable production. Demand in China and Korea is expected to remain below 2011. However, inventory levels in China have normalized, and demand is improving, leading us to believe that there will be modest improvement throughout the remainder of the year.

        Over the medium to long-term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply and demand of timber in the markets that we serve:

  •
  The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. inland region;

  •
  Ongoing demand from Asian markets;

  •
  The rapidly expanding bio-fuel industry; and

  •
  Continuing withdrawals of timberlands for conservation and alternate uses.

CORPORATE AND OTHER

        The following table presents the components of Corporate and Other, on a proportionate basis:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
General and administrative costs	$(2)	$(2)	$(6)	$(7)
Base management fee	(23)	(13)	(61)	(37)
Other income (expenses)	5	(1)	8	5
Financing costs	(4)	(8)	(16)	(19)

Funds from operations (FFO)	(24)	(24)	(75)	(58)
Deferred taxes and other	14	(11)	7	(12)

Corporate and other	$(10)	$(35)	$(68)	$(70)

        General and administrative costs were consistent with comparative period. We anticipate that our general and administrative costs, excluding the base management fee, will be in the range of $9 million to $11 million per year.

        Pursuant to our Master Services Agreement, we pay an annual base management fee to Brookfield equal to 1.25% of our market value, plus recourse debt, net of cash. For the three months ending September 30, 2012, this fee increased over the prior year due to higher market value which is attributable to both of the equity issuances completed in October 2011 and August 2012, totalling approximately $1.2 billion, and the increased trading price of our partnership units.

        Financing costs include interest expense, standby fees on our committed credit facility, dividends paid on our preferred shares less interest earned on cash balances. Financing costs for the current quarter were lower than the prior year period, primarily due to a lower amount of average corporate borrowings and reduced rates as a result of the recent renewal of our credit facility.

CAPITAL RESOURCES AND LIQUIDITY

        The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

        Our group-wide liquidity was approximately $1.3 billion at September 30, 2012, down from $1.5 billion at December 31, 2011, and was comprised of the following:

MILLIONS, UNAUDITED	As of September 30, 2012	As of December 31, 2011
Corporate cash	$172	$79
Committed corporate credit facility	700	700
Draws under corporate credit facility	(92)	—
Commitments under corporate credit facility	(91)	(51)
Financial assets	53	—
Proportionate cash retained in businesses	200	127
Proportionate availability under subsidiary credit facilities	356	691

Group-wide liquidity	$1,298	$1,546

        Our $700 million committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. At September 30, 2012, the outstanding balance under this facility was $92 million, as we drew on the facility to fund our follow-on investment in our Chilean toll road, which closed on October 2. During the quarter, we opportunistically purchased approximately $50 million of Abertis shares at a discount to market, which will reduce the average price of our approximate $305 million investment in OHL Brasil.

        Subsequent to period end, we closed a C$400 million, five-year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%. Proceeds from the offering were used to fund the equity investment that we made into our North American gas transmission business to retire holdco debt, as well as an upcoming $120 million corporate bond maturity. Despite the successful execution in the corporate bond market, our financing strategy has not changed. Going forward, we will continue to predominantly issue non-recourse debt at the asset level, with a target of less than 10% of our debt portfolio comprised of corporate debt.

        We finance our assets principally at the operating company level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years.

        On a proportionate basis as of September 30, 2012, scheduled principal repayments over the next five years are as follows:

MILLIONS, UNAUDITED	Average Term (years)	2012	2013	2014	2015	2016	Beyond	Total
Recourse borrowings
Net corporate borrowings	4	$—	$—	$—	$—	$92	$—	$92
Subsidiary corporate borrowings	—	118	—	—	—	—	—	118

Total recourse borrowings	3	118	—	—	—	92	—	210

Non-recourse borrowings(1),(2)
Utilities	9	—	436	93	103	379	1,665	2,676
Transport and energy	5	75	165	897	22	102	1,143	2,404
Timber	5	—	136	—	130	—	209	475

Total non-recourse borrowings(1),(2)	7	75	737	990	255	481	3,017	5,555

Total borrowings	7	193	737	990	255	573	3,017	5,765

Cash retained in businesses
Utilities								$37
Transport and energy								158
Timber								5
Corporate								172

Total cash retained								$372

Net debt
Utilities								$2,639
Transport and energy								2,246
Timber								470
Corporate								38

Total net debt								$5,393

(1)
Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)
Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

        Year-to-date, the proportionate average cash interest rate for our utilities, transport and energy and timber platforms was 6.1%, 7.5% and 5.9%, respectively (2011: 6.3%, 7.6% and 5.9%, respectively).

        Our debt has an average term of seven years. On a proportionate consolidated basis, our net debt-to-capitalization ratio as of September 30, 2012 was 54%. Proportionate debt can be reconciled to consolidated debt as follows:

	As of
MILLIONS, UNAUDITED	September 30, 2012	December 31, 2011
Consolidated debt	$5,619	$4,885
Less: borrowings attributable to non-controlling interest	(2,046)	(1,812)
Premium on debt and cross currency swaps	160	148
Add: proportionate share of borrowings of investments in associates:
Utilities	782	703
Transport and energy	1,250	1,379

Proportionate debt	$5,765	$5,303

FOREIGN CURRENCY HEDGING STRATEGY

        To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

  •
  We leverage any natural hedges that may exist within our operations

  •
  We utilize local currency debt financing to the extent possible

  •
  We may utilize derivative contracts to the extent that natural hedges are insufficient

        The following table presents our hedged position in foreign currencies as of September 30, 2012:

	Net Investment Hedges
MILLIONS, UNAUDITED	USD	AUD	NZD	CLP	CAD	GBP	EUR	COP
Net equity investment — US$	$1,569	$1,877	$276	$173	$160	$336	$157	$58
FX contracts — US$	622	(282)	(29)	—	—	(243)	(68)	—

Net unhedged — US$	2,191	1,595	247	173	160	93	89	58
Net equity investment — natural currency	1,569	1,808	332	81,866	157	208	122	104,829
FX contracts — natural currency	622	(272)	(35)	—	—	(150)	(53)	—

% of equity investment hedged	N/A	15%	11%	—	—	72%	43%	—
Unhedged position in natural currency	N/A	1,536	297	81,866	157	58	69	104,829

        At September 30, 2012, we had hedges in place equal to approximately 20% of our net equity investment in foreign currencies. In the three months ended September 30, 2012, we recorded losses of $6 million in comprehensive income related to these contracts, which were more than offset by foreign currency translation gains of $87 million recorded during the period.

        We have also implemented a FFO hedging program by entering into foreign exchange contracts to lock in approximately 70% of our forecasted FFO denominated in AUD, GBP, EUR and NZD for the next four quarters. As these forward contracts settle, we intend to roll over the contracts so that we will continue to have approximately 70% of the next twelve months of estimated FFO hedged. We will periodically re-evaluate this strategy.

        For the three months ended September 30, 2012, 5%, 48% and 22% of our FFO was generated in USD, AUD and GBP, respectively, with the remaining 25% generated in other currencies. As a result of our FFO hedging program, 51%, 14% and 16% of our FFO was effectively generated in USD, AUD and GBP, respectively, with the remaining 19% generated in other currencies. For the period, a 10% change in the average exchange rate of our foreign currencies would have resulted in approximately a $6 million, or 5%, change in FFO. Without the implementation of our FFO hedging program, the sensitivity to the same movement in the average exchange rate would have resulted in an approximate $11 million, or 10%, variance in FFO.

CAPITAL REINVESTMENT

        Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity.

        The following table highlights the sources and uses of cash for the three and nine-month periods ended September 30:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Funds from operations (FFO)	$113	$97	$332	$297
Less maintenance capital	(33)	(21)	(73)	(68)

Funds available for distribution (AFFO)	80	76	259	229
Distributions paid	(79)	(57)	(225)	(155)

Funds available for reinvestment	1	19	34	74

Growth capital expenditures and new investments	(151)	(163)	(555)	(394)
Asset level debt funding of growth capital expenditures	107	39	382	107
Debt paydowns	(9)	(37)	(225)	(55)
Purchase of financial assets, net	31	—	(49)	—
Equity issuance	497	—	497	—
Draws on corporate credit facility	(285)	95	92	294
Changes in working capital and other	2	(4)	(10)	(22)

Change in proportionate cash retained in business	193	(51)	166	4
Opening, proportionate cash retained in business	179	253	206	198

Closing, proportionate cash retained in business	$372	$202	$372	$202

        The following table presents the components of growth and maintenance capital expenditures by operating platform:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Growth capital expenditures by segment
Utilities	$48	$71	$125	$148
Transport and energy	83	85	339	239
Timber	—	—	—	—

	$131	$156	$464	$387

	Estimated Quarterly		Actual Capital Expenditure
	Sustaining Capital Expenditure		Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	Low	High	2012	2011	2012	2011
Maintenance capital expenditures by segment
Utilities	$6	$7	$6	$4	$18	$18
Transport and energy	15	18	26	16	53	47
Timber	1	1	1	1	2	3

	$22	$26	$33	$21	$73	$68

PARTNERSHIP CAPITAL

        The total number of partnership units outstanding was comprised of the following:

	As of
MILLIONS, PARTNERSHIP UNITS	September 30, 2012	December 31, 2011
Limited partnership units	199.7	184.0
General partnership units	1.1	1.1

Total	200.8	185.1

        In the third quarter of the year, we issued 15.7 million partnership units for net proceeds of $497 million. As at September 30, 2012 we had 200.8 million partnership units outstanding.

        The general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the general partner to 15% of incremental distributions above this threshold to $0.33 per unit. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitle the general partner to 25% of incremental distributions above this threshold. During the quarter, an incentive distribution of $4 million was paid to the general partner (2011: $ 2 million).

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

        To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from FFO as these are finite life concessions and debt must be fully amortized during the concession term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

  •
  FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

  •
  FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

  •
  FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income; and

  •
  FFO does not include performance fees accrued relating to our Canadian timber operations, which must be paid in cash and represents a fee we expect to accrue in the future.

        Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership's distribution policy.

        When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

        We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back fair value adjustments and mark-to-market adjustments recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by the Partnership. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

        The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the Partnership.

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Net income	$68	$62	$56	$133
Add back or deduct the following:
Depreciation and amortization	69	53	209	154
Fair value adjustments	—	(45)	3	(37)
Deferred taxes and other items	(24)	27	64	47

Funds from operations	$113	$97	$332	$297

        The difference between net income and FFO is primarily attributable to depreciation and amortization expenses.

        In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

        In order to assess our performance as stewards of capital, we track our AFFO yield, which is a proxy for our returns on invested capital. Invested capital is meant to track the initial investment that we make in a business plus all cash flow that we re-invest in the business. We define invested capital as partnership capital adding back the following items: non-cash income statement items net of maintenance capital expenditures as well as other comprehensive income, as shown in the reconciliation below. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested capital has limitations as a tool to measure returns on capital invested as follows:

  •
  Invested capital does not fully deduct depreciation expense;

  •
  Invested capital does not include non-cash income statement items; and

  •
  Invested capital does not include accumulated other comprehensive income.

        Because of these limitations of invested capital and the limitations of FFO previously discussed, AFFO yield should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using AFFO yield only supplementally. However, invested capital is a key measure that we use to evaluate the performance of our operations.

        When viewed in conjunction with our IFRS results, we believe that AFFO yield provides a more complete understanding of our investment in each of our businesses. AFFO yield allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash impacts on our capital base.

We add back maintenance capital expenditures in order to capture the difference between depreciation and our sustaining capital investment which must be reinvested in our business. Minority interest is excluded as this represents capital invested by other shareholders. Non-cash income statement items are not included as these balances do not represent cash returned or reinvested in our assets. The impact of other comprehensive income is not included as these are unrealized adjustments to partnership capital, such as fair value adjustments or non-cash gains or losses on foreign exchange.

        The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital:

	As of
MILLIONS, UNAUDITED	September 30, 2012	December 31, 2011
Partnership capital	$4,606	$4,206
Cumulative differences	(190)	(304)
Maintenance capital expenditures	(73)	(92)
Non-cash income statement items	276	205
Accumulated other comprehensive income	(458)	(388)
Other adjustments	—	1

Invested capital	$4,161	$3,628

        Our invested capital by segment is as follows:

	As of
MILLIONS, UNAUDITED	September 30, 2012	December 31, 2011
Invested capital by segment
Utilities	$1,581	$1,400
Transport and energy	2,024	1,693
Timber	468	468
Corporate and other	88	67

Total invested capital	$4,161	$3,628

        We also use EBITDA as a measure of performance. We define EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expenses). EBITDA is expressed as gross margin in our consolidated statements of operating results.

        The following table reconciles our consolidated revenues less direct costs to our proportionate EBITDA for the following periods:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
As per Brookfield Infrastructure consolidated financial statements
Revenues	$482	$414	$1,426	$1,232
Direct operating costs	(268)	(232)	(779)	(669)
General and administrative expenses	(25)	(15)	(67)	(43)

Revenues less direct costs	189	167	580	520
Less: Non-controlling interest associated with the above	(69)	(52)	(214)	(176)

	120	115	366	344
Add: Proportionate share of EBITDA of investments in associates	77	74	231	215

Total proportionate EBITDA	$197	$189	$597	$559

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This MD&A contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words "tend", "seek", "target", "foresee", "believe," "expect," "could", "aim to," "intend," "objective", "outlook", "endeavour", "estimate", "likely", "continue", "plan", "positioned to", derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as "will", "may", "should," which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our railroad business on the performance and growth of that business, various factors bearing on the timber industry including the impact of the Mountain Pine Beetle invasion, increasing Asian demand and other factors, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this MD&A), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, recovery of the U.S. housing market, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure's plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business contract prices and regulated rates for our operations, expected timing and outcome with respect to increasing sales in timber business, value of higher and better use timber lands, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the Partnership's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

        Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by mining customers of our railroad business which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure's most recent Annual Report on Form 20-F under the heading "Risk Factors".

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS ACCOUNTING MEASURES

        Although our financial results are determined in accordance with International Financial Reporting Standards (IFRS), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (FFO) and adjusted funds from operations (AFFO) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this MD&A. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's results.

BUSINESS ENVIRONMENT AND RISKS

        Brookfield Infrastructure's financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific platforms and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure's most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.

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  Exhibit 99.1
INDEX
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS For the period of January 1, 2012 to September 30, 2012
MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended September 30, 2012